Exhibit 99.ProxyPol
Dividend Capital Investments, LLC
Proxy Voting
I. Policy
Dividend Capital Investments, LLC (the “Adviser”) acts as a discretionary investment adviser for various clients, including clients governed by the Employee Retirement Income Security Act of 1974 (“ERISA”) and registered open-end management investment companies (i.e., “mutual funds”). The Adviser is registered with the U.S. Securities and Exchange Commission (the “SEC”) as an investment adviser pursuant to the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Some of the Adviser’s clients have delegated to the Adviser the authority to vote proxies or act with respect to corporate actions that may arise with respect to securities held within such client’s investment portfolio. Corporate actions may include, for example and without limitation, tender offers or exchanges, bankruptcy proceedings, and class actions. The Adviser’s authority to vote proxies or act with respect to other corporate actions is established through the delegation of discretionary authority under its investment advisory agreements. Therefore, unless a client (including a “named fiduciary” under ERISA) specifically reserves the right, in writing, to vote its own proxies or to take shareholder action with respect to other corporate actions requiring shareholder actions, the Adviser will vote all proxies and act on all other actions in a timely manner as part of its full discretionary authority over client assets in accordance with these policies and procedures.
When voting proxies or acting with respect to corporate actions on behalf of clients, the Adviser’s utmost concern is that all decisions be made solely in the best interests of the client (and for ERISA accounts, plan beneficiaries and participants, in accordance with the letter and spirit of ERISA). The Adviser will act in a prudent and diligent manner intended to enhance the economic value of the assets in the client’s account.
II. Purpose
The purpose of these policies and procedures is to memorialize the procedures and policies adopted by the Adviser to enable it to comply with its fiduciary responsibilities to clients and the requirements of Rule 206(4)-6 under the Advisers Act. These policies and procedures also reflect the fiduciary standards and responsibilities set forth by the Department of Labor for ERISA accounts.
III. Procedures
The Adviser is ultimately responsible for ensuring that all proxies received are voted in a timely manner and in a manner consistent with the Adviser’s determination of the client’s best interests. Although many proxy proposals may be voted in accordance with the Guidelines described in Section V below, some proposals require special consideration which may dictate that the Adviser makes an exception to the Guidelines.
The Adviser is also responsible for ensuring that all corporate action notices or requests which require shareholder action that are received are addressed in a timely manner and consistent action is taken across all similarly situated client accounts.
     A. Conflicts of Interest
Where a proxy proposal raises a material conflict between the Adviser’s interests and a client’s interest, including a mutual fund client, the Adviser will resolve such a conflict in the manner described below:
1.	Vote in Accordance with the Guidelines. To the extent that the Adviser has little or no discretion to deviate from the Guidelines with respect to the proposal in question, the Adviser shall vote in accordance with such pre-determined voting policy.

2.	Obtain Consent of Clients. To the extent that the Adviser has discretion to deviate from the Guidelines with respect to the proposal in question, the Adviser will disclose the conflict to the relevant clients and obtain their consent to the proposed vote prior to voting the securities. The disclosure to the client will include sufficient detail regarding the matter to be voted on and the nature of the conflict so that the client will be able to make an informed decision regarding the vote. If a client does not respond to such a conflict disclosure request or denies the request, the Adviser will abstain from voting the securities held by that client’s account.

3.	Client Directive to Use an Independent Third Party. Alternatively, a client may, in writing, specifically direct the Adviser to forward all proxy matters in which the Adviser has a conflict of interest regarding the client’s securities to an identified independent third party for review and recommendation. Where such independent third party’s recommendations are received on a timely basis, the Adviser will vote all such proxies in accordance with such third party’s recommendation. If the third party’s recommendations are not timely received, the Adviser will abstain from voting the securities held by that client’s account.
The Adviser will review the proxy proposal for conflicts of interest as part of the overall vote review process. All material conflicts of interest so identified will be addressed as described above in this Section III, A.
     B. Limitations
In certain circumstances, in accordance with a client’s investment advisory agreement (or other written directive) or where the Adviser has determined that it is in the client’s best interest, the Adviser will not vote proxies received. The following are certain circumstances where the Adviser will limit its role in voting proxies:

1.	Client Maintains Proxy Voting Authority. Where a client specifies in writing that it will maintain the authority to vote proxies itself or that it has delegated the right to vote proxies to a third party, the Adviser will not vote the securities and will direct the relevant custodian to send the proxy material directly to the client. If any proxy material is received by the Adviser for such account, it will promptly be forwarded to the client or specified third party.

2.	Terminated Account. Once a client account has been terminated in accordance with its investment advisory agreement, the Adviser will not vote any proxies received after the termination date. However, the client may specify in writing that proxies should be directed to the client (or a specified third party) for action.

3.	Limited Value. If the Adviser determines that the value of a client’s economic interest or the value of the portfolio holding is indeterminable or insignificant, the Adviser may abstain from voting a client’s proxies. The Adviser also will not vote proxies received for securities which are no longer held by the client’s account. In addition, the Adviser generally will not vote securities where the economic value of the securities in the client account is less than $500.

4.	Securities Lending Programs. When securities are out on loan, they are transferred into the borrower’s name and are voted by the borrower, in its discretion. However, where the Adviser determines that a proxy vote (or other shareholder action) is materially important to the client’s account, the Adviser may recall the security for the purposes of voting.

5.	Unjustifiable Costs. In certain circumstances, after doing a cost-benefit analysis, the Adviser may abstain from voting where the cost of voting a client’s proxy would exceed any anticipated benefits from the proxy proposal.
IV. Recordkeeping
In accordance with Rule 204-2 under the Advisers Act, the Adviser will maintain for the time periods set forth in the Rule: (i) these proxy voting procedures and policies, and all amendments thereto; (ii) all proxy statements received regarding client securities (provided however, that the Adviser may rely on the proxy statement filed on EDGAR as its records); (iii) a record of all votes cast on behalf of clients; (iv) records of all written client requests for proxy voting information; (v) a copy of any written response made by the Adviser to any written or oral client request for proxy voting information; (vi) any documents prepared by the Adviser that were material to making a decision on how to vote or that memorialized the basis for the decision; and (vii) all records relating to requests made to clients regarding conflicts of interest in voting the proxy.
The Adviser will describe in its Form ADV, Part II (or other brochure fulfilling the requirement of Rule 204-3 under the Advisers Act) its proxy voting policies and procedures and will inform clients how they may obtain information on how the Adviser voted proxies with respect to the clients’ portfolio securities. The Adviser will also provide to each mutual fund client a copy of its policies and procedures. Clients may obtain information on how their securities were voted or a copy of the policies and procedures by written request addressed to the Adviser.
The Adviser will coordinate with all mutual fund clients to assist in the provision of all information required to be filed by such mutual funds on Form N-PX. Form N-PX will provide information concerning each matter relating to a portfolio security considered at any shareholder meeting with respect to which a mutual fund was entitled to vote. Each Form N-PX will need to be filed no later than August 31st of each year, and will cover all proxy votes with respect to which a mutual fund was entitled to vote for the period July 1st through June 30th. The Adviser shall maintain and provide the following information concerning any shareholder meetings with respect to which a mutual fund they manage was entitled to vote:
•	the name of the issuer of the portfolio security;

•	the exchange ticker symbol of the portfolio security;

•	the CUSIP number of the portfolio security;

•	the shareholder meeting date;

•	a brief description of the matter voted on;

•	whether the matter was put forward by the issuer or a shareholder;

•	whether the mutual fund voted;

•	how the mutual fund cast its vote; and

•	whether the mutual fund cast its vote for or against management.
V. Guidelines
Each proxy issue will be considered individually. The following guidelines are a partial list to be used in voting proposals contained in the proxy statements, but will not be used as rigid rules.
     A. Oppose.
The Adviser will generally vote against any management proposal that clearly has the effect of restricting the ability of shareholders to realize the full potential value of their investment. Proposals in this category would include:
1.	Issues regarding the issuer’s board entrenchment and anti-takeover measures such as the following:
a.	Proposals to stagger board members’ terms;

b.	Proposals to limit the ability of shareholders to call special meetings;

c.	Proposals to require super majority votes;

d.	Proposals requesting excessive increases in authorized common or preferred shares where management provides no explanation for the use or need of these additional shares;

e.	Proposals regarding “fair price” provisions;

f.	Proposals regarding “poison pill” provisions; and

g.	Permitting “green mail”.
2.	Providing cumulative voting rights.
     B. Approve.
Routine proposals are those which do not change the structure, bylaws, or operations of the corporation to the detriment of the shareholders. Given the routine nature of these proposals, proxies will nearly always be voted with management. Traditionally, these issues include:
1.	Election of independent accountants recommended by management, unless seeking to replace if there exists a dispute over policies.

2.	Date and place of annual meeting.

3.	Limitation on charitable contributions or fees paid to lawyers.

4.	Ratification of directors’ actions on routine matters since previous annual meeting.

5.	Confidential voting. Confidential voting is most often proposed by shareholders as a means of eliminating undue management pressure on shareholders regarding their vote on proxy issues. The Adviser will generally vote to approve these proposals as shareholders can later divulge their votes to management on a selective basis if a legitimate reason arises.

6.	Limiting directors’ liability.

7.	Eliminate preemptive rights. Preemptive rights give current shareholders the opportunity to maintain their current percentage ownership through any subsequent equity offerings. These provisions are no longer common in the U.S., and can restrict management’s ability to raise new capital.

8.	The Adviser will generally vote to approve the elimination of preemptive rights, but will oppose the elimination of listed preemptive rights, e.g., on proposed issues representing more than an acceptable level of total dilution.

9.	Employee Stock Purchase Plans.

10.	Establish 40 1(k) Plans.
     C. Case-By-Case.
The Adviser will review each issue in this category on a case-by-case basis. Voting decisions will he made based on the financial interest of the client involved. These matters include proposals to:
1.	Pay directors solely in stock;

2.	Eliminate director’s mandatory retirement policy;

3.	Rotate annual meeting location or date;

4.	Changes in the state of incorporation;

5.	Social and corporate responsibility issues;

6.	Option and stock grants to management and directors; and

7.	Allowing indemnification of directors and/or officers after reviewing the applicable laws and extent of protection requested.
     D. Investment Company Issues.
From time to time the Adviser will have to vote shares of investment company securities that may be held in a client’s account. These matters generally include proposals to:
1.	Elect directors or trustees;

2.	Ratify or approve independent accountants;

3.	Approve a new investment adviser or sub-adviser;

4.	Approve a change to an investment advisory fee;

5.	Approve a Distribution (i.e., Rule 12b-1) Plan;

6.	Approve a change in a fundamental investment objective, policy or limitation;

7.	Approve a change in the state of incorporation; and

8.	Approve a plan of reorganization or merger.
The Adviser will generally vote with management’s recommendation on the election of directors and trustees, the approval of independent accountants, the approval of a change in a fundamental investment objective, policy or limitation, and the approval of a change in the state of incorporation. On the approval of a new investment adviser or sub-adviser, approval of a change in investment advisory fee, approval of a distribution (i.e., Rule 12b-1) plan, or the approval of a plan of reorganization or merger, the Adviser will review each issue on a case-by-case basis. Voting decisions will be made based on the financial interest of the client involved.

Proxy Information Template
PROXY VOTING RECORD TEMPLATE
DIVIDEND CAPITAL REALTY INCOME ALLOCATION FUND
FOR THE PERIOD JULY 1, 2003 TO JUNE 30, 2004

Security	Ticker	Security ID	Meeting Date	Record Date	Meeting Type
ABC Security	ABC	123456789	April 23, 2004	February 25, 2004	Annual

#	Proposal	Mgt Rec	Vote Cast	Sponsor
1.1	Elect Director John Smith	For	For	Management
1.2	Elect Director Bob Jones	For	For	Management
1.3	Elect Director Mary Taylor	For	For	Management
2	Ratify Auditors	For	For	Management
3	Drug Pricing	Against	Against	Shareholder
4	Report on Political Contributions/Activities	Against	Against	Shareholder
5	Prohibit Awards to Executives	Against	Against	Shareholder